

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 20, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. David A. Caldwell, Chief Executive Officer and Director
Golden Phoenix Minerals, Inc.
1675 East Prater Way, Suite 102
Sparks, Nevada 89434

> **Re: Golden Phoenix Minerals, Inc.**
> **Schedule 14A**
> **Filed May 30, 2007**
> **File No. 000-22905**

Dear Mr. Caldwell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer you to Rule 14a-4(a)(3), which requires that the form of proxy identify
        clearly and impartially each separate matter intended to be acted upon, whether
        or not related to or conditioned on the approval of other matters. We note that
        the approval of proposal 3 and 4 will result in the approval of several matters.
        Proposal 3 seeks the approval of the reincorporation from Minnesota to Nevada
        and of the new articles of incorporation, which provide for the increase of the
        authorized capital from 200,000,000 shares to 450,000,000 shares, the
        establishment of a classified board of directors with staggered terms, and the
        reduction of the number of outstanding shares required for a quorum. Proposal 4
        seeks the approval of similar items, except for the approval of the reincorporation
        from Minnesota to Nevada. Consistent with Rule 14a-4(a)(3), please revise the
        proposals to separately discuss the actions proposed by each proposal. Discuss
        the actions under separate captions and revise the proxy card accordingly. If you
        believe this is not necessary, please provide us with analysis explaining why you
        are not required to unbundle the proposals.

2.   Please discuss in some detail the reasons for seeking shareholder approval to
        establish a classified board and to reduce the number of outstanding shares
        required for a quorum. Also state whether board vacancies that occur during the
        year may be filled by the board of directors to serve until the next annual meeting
        or may be filled for the reminder of the full term. Refer to Item 19 of Schedule
        14A.

3.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover
        effects of having a classified board and reducing the quorum requirements to
        one-third of the outstanding shares. Please also discuss other anti-takeover
        mechanisms that may be present in your governing documents or otherwise and
        whether there are any plans or proposals to adopt other provisions or enter into
        other arrangements that may have material anti-takeover consequences.

4.   We note that you are seeking to increase the number of authorized of common
        stock and preferred stock. Please disclose whether you presently have any plans,
        proposals or arrangements to issue any of the newly available authorized shares
        of common stock and preferred stock for any purpose, including future
        acquisitions and/or financings. If so, please disclose by including materially
        complete descriptions of the future acquisitions and/or financing transactions. If
        not, please state that you have no such plans, proposals, or arrangements, written
        or otherwise, at this time to issue any of the additional authorized shares of
        common stock.

Proposal 3 – Reincorporation of the Company into Nevada and Approval of Nevada Articles of Incorporation

Comparison of Shareholder Rights

5.   To facilitate the comparison of rights, please provide the comparative information in tabular form. Ensure that the table includes a comparative discussion of all relevant laws or provisions.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry